Exhibit 99.1

PRESS RELEASE

ROSTELECOM’S BOARD OF DIRECTORS
WILL DISCUSS WHETHER TO CONTINUE LISTING THE COMPANY’S ADRS
ON THE NEW YORK STOCK EXCHANGE

Moscow – May 29, 2007 – OJSC Rostelecom (the “Company”) (NYSE: ROS; RTS and MICEX: RTKM, RTKMP), Russia’s national long-distance telecommunications operator, today announced that the Board of Directors will discuss whether to continue listing the American Depository Receipts (Level II) (“ADRs”) on the New York Stock Exchange (“NYSE”) in the middle of June 2007.

The Company’s Board of Directors will discuss the further development of the Company’s ADR program and the schedule for filing its Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (“Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”). The Company anticipates that delisting from the NYSE and deregistration with the SEC would be based primarily on the following:

•                              a significant decline of the Company’s ADR program due to the increasing number of Russian shareholders and investors who prefer to trade the Company’s shares on domestic stock exchanges; and

•                              substantial financial costs and management resources necessary to comply with U.S. regulatory requirements and, in particular, the implementation and audit of the Company’s internal controls over financial reporting pursuant to applicable U.S. securities laws and regulations.

The Company also announced that it does not expect to timely file its Form 20-F with the SEC by June 30, 2007. The anticipated late filing of Form 20-F is due to the inability of management to complete its evaluation of the Company’s internal control over financial reporting by June 30, 2007.

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Certain statements in this press release are “forward looking statements” within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the effect on the market price and volume of trading of the Company’s ordinary shares and ADRs if the Company’s ADRs were delisted from the NYSE and the Company ceased filing reports with the SEC, the time necessary for the Company to complete its Form 20-F and the delay between the scheduled filing date of June 30, 2007 and the date when the Form 20-F will actually be filed with the SEC, as well as changes in the Company’s operations and business prospects, the general financial and economic circumstances relating to the regulation of the Russian telecommunications industry and Russian legislation, competition and other risks.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact

Rostelecom PR and IR Department

Tel.: + 7 499 973 9920

Tel.: + 7 499 973 9973

Fax: + 7 499 973 9977

e-mail: rostelecom@rostelecom.ru